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                     June 24, 2024

       Bennett Yankowitz
       Chief Financial Officer
       RocketFuel Blockchain, Inc.
       201 Spear Street
       Suite 1100
       San Francisco, California 94105

                                                        Re: RocketFuel
Blockchain, Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            Responses dated
February 27, and April 9, 2024
                                                            File No.
033-17773-NY

       Dear Bennett Yankowitz:

                We issued comments to you on the above captioned filing on May 2, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 9, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Crypto Assets